FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Laskawy, Philip A.	2. Issuer Name and Ticker or Trading Symbol The Progressive Corporation (PGR)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 551 Riversville Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 1/2/03
(Street) Greenwich,, CT 06831		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Phantom Stock Unit		12/31/02		A		106.1254		(1)	(1)	Common	106.1254	49.63	786.1097	D
Explanation of Responses: (1) The phantom stock units will be distributed in cash at the time elected by the reporting person, subject to the vesting provisions of the Plan.
By: /s/ Philip A. Laskawy By: David M. Coffey, Attorney in Fact **Signature of Reporting Person	1/2/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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POWER OF ATTORNEY

The undersigned is a director of The Progressive Corporation, an Ohio corporation (the

"Corporation"), certain securities of which are registered pursuant to Section 12 of the Securities

Exchange Act of 1934, as amended (the "Act").  The undersigned hereby makes, constitutes and appoints Charles E. Jarrett, Dane A. Shrallow, Michael R. Uth and David M. Coffey, and each of them, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for me and in my name, place and stead, as my attorney-in-fact and agent, to sign any and all Forms 3, 4 and 5, or successor forms, and any and all amendments or supplements thereto, in order to report, pursuant to Section 16(a) of the Act, the number of the Common

Shares and other securities (including any derivative securities) of the Corporation beneficially owned by the undersigned, or any change in the number of Shares or other securities of the

Corporation so owned by the undersigned or in the nature of such ownership, and to file with the

Securities and Exchange Commission and the New York Stock Exchange the required number of copies of such form or forms, or any such amendments or supplements, pursuant to and in accordance with the applicable rules and regulations of the Securities and Exchange Commission and the New York Stock Exchange, giving and granting unto each said attorney-in-fact and agent full power and authority to do and perform any and all acts and things whatsoever necessary or appropriate to be done in or about the premises, as fully to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and approving all that said attorneys-in-fact and agents, or any of them, or any such substitute or substitutes, shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney on the 29th day of August, 2001.

/s/ Philip A. Laskawy

Philip A. Laskawy